VANC Pharmaceuticals Provides
Corporate Update

New Sales people

February 7, 2017 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets announces the Company has hired two directors of sales for both eastern Canada and western Canada.

“I am pleased to announce the successful recruitment of two pharmaceutical sales experts, Devin Jensen and Rick Stobbart to lead our Eastern and Western regions”, stated Bob Rai, Interim CEO. “Mr. Jensen and Mr. Stobbart are key hires as we build the VANC brand and roll out new value added offerings to the Canadian pharmacy landscape”.

“Taking a leadership role in the sales management of new and existing products bringing exciting new tools and products to the Canadian pharmacy industry is what attracted me to VANC”, commented Mr. Jensen.  “The pharmacy industry is changing in terms of their interactions with their customers/patients.  VANC is focused on providing increasing tools as well as products to meet this changing landscape and I am delighted to be joining VANC to help execute this strategy”.

Devin Jensen is a Professional Pharmacy Sales Specialist with over 20 years of experience in both Over-the Counter (OTC) and Behind the Counter (BTC) segments. His key functions include development and execution of sales strategies, key account management, and management of national sales team. He is a well respected National Sales & Account Manager with proven track record and success. Devin is a top-producing sales expert with experience in maximizing sales within highly competitive markets.

Previously he was National Sales Manager & National Account Manager responsible for building National Sales team of 16 field staff and 3 Head office staff. Devin worked with national governments listing products in their respective formularies. Mr. Jensen has built stretch and achievable budgets and worked with multiple partners and grown base business sales with: Marcan Pharma, Accord Pharma, Medisure Diagnostics, Pharmasystems Medical Supply and Europharm Pharma companies.

“VANC is building a team of skilled and networked sales people for which I am delighted to be bringing my sales network and sales leadership skills”, stated Mr. Stobbart.  “I believe our focus on bringing to the pharmacy industry new tools to serve patients as well as new OTC and BTC products is a timely strategic direction for drug companies servicing the pharmacy and will allow VANC to successfully build its sales and shareholder’s equity”, concluded Mr. Stobbart.

Rick Stobbart has for over 20 years provided sales leadership and analysis management to both employer(s) and to customers. Rick is a result driven individual with a consistent record of cultivating trustworthy and strong business relationships that deliver profitable growth for the company. He has experience partnering with sales teams from small entrepreneurial companies to multi-nationals. His experience includes effective negotiation skills, national key account management, product launches, territory management, and sales management.  Previously Rick was Director of New Business Development and Sales for Western Canada for ECL Pharma and he reported to and worked directly with the President in all phases of sales and marketing for the western provinces. He has provided and developed key leads into the retail sector focusing on the major retail chains, managed and assisted the

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brokers in all aspects of delivering further growth and maintaining a position in the market place, generated solid new growth exceeding previous years, established solid distribution throughout Western Canada and successfully launched new products.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director and Interim CEO

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.